EXHIBIT 99.3

TRX Gold Reports Third Quarter 2025 Results

Delivers Strong Q3 and a Clear Path to Growth

TORONTO, July 15, 2025 (GLOBE NEWSWIRE) -- TRX Gold Corporation (TSX: TRX) (NYSE American: TRX) (the “Company” or “TRX Gold”) reported its results for the third quarter of 2025 (“Q3 2025”) for the three and nine months ended May 31, 2025. Financial results are available on the Company’s website at www.TRXgold.com.

Stephen Mullowney, TRX CEO commented: “We’re pleased with the progress at Buckreef Gold this quarter, driven by the successful execution of our scheduled strip campaign to access higher-grade ore, combined with lower mining and processing cost per tonne. We have started to see the benefits of this work and since May 31st, the Company’s adjusted working capital turned positive, improving from $3.3 million (negative) to approximately $3.9 million as of today. As a result, the Company’s current ratio has improved from approximately 0.8 at May 31, 2025 to approximately 1.1 as of today, including a reduction in accounts payable and accrued liabilities of approximately $5.6 million. The Company has also substantially repaid its short-term borrowings and has full access to its liquidity lines. Our stockpile has also grown from approximately 290 thousand (“k”) tonnes at an average grade of 1.00 g/t (“grams per tonne”) containing 9,275 ounces of contained gold at May 31st, to approximately 401 k tonnes grading 1.31 g/t with an estimated 16,876 ounces of contained gold currently, setting up strong cash flow generation going forward. Our short-to-medium term priorities are to continue to expand and upgrade processing capacity in line with our PEA, continue greenfield exploration, and strengthen our liquidity.”

Key highlights for Q3 and Year to Date 2025 include:

  PEA Demonstrates Scale and Compelling Growth Plan Economics:   During Q3 2025, the Company filed a robust Preliminary Economic Assessment for Buckreef Gold, reporting average annual production of approximately 62 thousand ounces of gold per year over a 17.6 year mine life, including an underground expansion, and an NPV5% of $1.2 billion pre-tax, $0.8 billion after-tax at US$3,000 per ounce of gold. Growth capital to fund the expansion can be funded by internal cash flows from Buckreef Gold’s existing open pit operations.
  Increasing Revenue, Profitability and Cashflow in Record Gold Price Environment: During Q3 2025, Buckreef Gold poured 4,687 ounces of gold and recognized revenue of $12.5 million, gross profit of $4.4 million, net income of $1.1 million, operating cash flow of $3.4 million and Adjusted EBITDA1 of $4.0 million, all of which reflect increases compared to the prior year comparative period. During Q3 2025 the Company sold 3,995 ounces of gold at a record average realized price (net)1 of $3,114 per ounce and lower mining cost per tonne ($3.63 per tonne) and processing cost per tonne ($14.60 per tonne), contributing to an increase in gross margin compared to the prior year comparative period. Year to date, the Company poured 12,532 ounces of gold and recognized revenue of $34.1 million, gross profit of $11.4 million, net income of $1.3 million, operating cash flow of $7.8 million and Adjusted EBITDA1 of $9.3 million. Revenue, gross profit, net income, and Adjusted EBITDA1 all increased compared to the prior year comparative period mainly due to the impact of a higher average gold price realized on ounces of gold sold combined with lower mining cost per tonne ($3.82 per tonne) and processing cost per tonne ($14.20 per tonne). During the period, the Company continued to benefit from record gold price levels and sold 12,236 ounces of gold at an average realized price (net)1 of $2,829 per ounce.
  Increasing Production Benefiting from Access to Higher Grade Ore:   Following substantial completion of the scheduled Stage 1 stripping campaign during the first half of fiscal 2025, the Company began to access higher grade ore blocks benefiting production later in Q3 and into Q4 2025. During Q3 2025, average daily production was approximately 50 ounces per day, an increase from approximately 30 ounces per day Q2 2025, and subsequent to May 31, 2025, average daily production has increased to approximately 75 ounces per day and is expected to continue over the remainder of Q4 2025.
  Strengthened Working Capital Position:   Subsequent to Q3 2025, the Company recapitalized its working capital position through increased production, organically generated cashflow, improved liquidity and an increase in stockpile ore inventory. Beginning in June 2025, the Company’s adjusted working capital turned positive, improving from $3.3 million (negative) at May 31, 2025 to approximately $3.9 million to date. As a result, the Company’s current ratio has improved from approximately 0.8 at May 31, 2025 to approximately 1.1 as of today, including a reduction in accounts payable and accrued liabilities of approximately $5.6 million. The Company has also substantially repaid its short-term borrowings and has full access to its liquidity lines.
  Established Domestic Gold Sales: Subsequent to Q3 2025, Buckreef Gold signed a Gold Sale Service Agreement with the Bank of Tanzania (“BoT”) to set aside a minimum of 20% of its local gold production for domestic sale through the central bank and local refineries, as required by law for all mining companies in Tanzania in line with Section 59 of the Tanzanian Mining Act. As part of the Agreement, the Company benefits from a reduced royalty rate of 4% for any domestic sales made through the central bank and local refineries, where exported sales are subject to a 7.3% royalty. During Q3 2025 the Company set aside 646 ounces in inventory which was subsequently sold to the BoT at market rates, benefiting revenue, operating cashflow and working capital in Q4 2025. The signing of this Agreement signals Buckreef’s long-term commitment to Tanzania and its growing role in driving local content, value addition, and the beneficiation strategy (including improving foreign exchange reserves) as championed by the government.

Figure 1: 2,000 tpd Processing Plant at Buckreef Gold, showing CIL tanks and conveyor feed to the ball mills

Figure 2: Buckreef Gold expanded crushing circuit

Figure 3: Buckreef Gold ore moving through crushing circuit

Figure 4: Buckreef Gold’s 1,000 tpd ball mill

Figure 5: Drilling Operations at Buckreef Gold

Q3 2025 Results Conference Call and Webcast Details

When: Wednesday, July 16 at 9:30 AM EST
Webcast link: https://www.c-meeting.com/web3/joinTo/MP9MKT3Z8WQC2Z/VhlDaclk0e9_oaufJqxtgw
Conference call numbers:
Canada/USA TF: 1-833-752-3900
International Toll: +1-647-849-3080
A replay will be made available for 30 days following the call on the Company’s website.

About TRX Gold Corporation

TRX Gold is a high margin and growing gold company advancing the Buckreef Gold Project in Tanzania. Buckreef Gold includes an established open pit operation and 2,000 tonnes per day process plant with upside potential demonstrated in the May 2025 Preliminary Economic Assessment (the “PEA”). The PEA outlines average gold production of 62,000 oz per annum over 17.6 years, and US$701 million pre-tax NPV5% at average life of mine gold price of US$2,296/oz. The Buckreef Gold Project hosts a Measured and Indicated Mineral Resource of 10.8 million tonnes (“MT”) at 2.57 grams per tonne (“g/t”) gold containing 893,000 ounces (“oz”) of gold and an Inferred Mineral Resource of 9.1 MT at 2.47 g/t gold for 726,000 oz of gold. The leadership team is focused on creating both near-term and long-term shareholder value by increasing gold production to generate positive cash flow to fund the expansion as outlined in the PEA and grow Mineral Resources through exploration. TRX Gold’s actions are led by the highest environmental, social and corporate governance (“ESG”) standards, evidenced by the relationships and programs that the Company has developed during its nearly two decades of presence in the Geita Region, Tanzania.

Qualified Person

Mr. Richard Boffey, BE Mining (Hons) F AusIMM, Chief Operating Officer of TRX Gold Corporation, is the Company’s in-house Qualified Person under National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”) and has reviewed and assumes responsibility for the scientific and technical content in this press release.

For investor or shareholder inquiries, please contact:

Investors:
Investor Relations
TRX Gold Corporation
IR@TRXgold.com
+1-437-224-5241
www.TRXgold.com

Non-IFRS Performance Measures

The company has included certain non-IFRS measures in this news release. The following non-IFRS measures should be read in conjunction with the Company’s unaudited interim consolidated financial statements for the three and nine months ended May 31, 2025 filed on SEDAR+ and with the Securities and Exchange Commission (“SEC”), as well as the Company’s audited consolidated financial statements included in the Company's Annual Report on Form 40-F and Annual Information Form for the year ended August 31, 2024. The financial statements and related notes of TRX Gold have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Additional information has been filed electronically on SEDAR+ and with the SEC and is available online under the Company’s profile at www.sedarplus.ca and the Company’s filings with the SEC at www.sec.gov and on our website at www.TRXgold.com.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS performance measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Adjusted EBITDA may not be comparable to information in other gold producers’ reports and filings. Adjusted EBITDA is presented as a supplemental measure of the Company’s performance and ability to service its obligations. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present Adjusted EBITDA when reporting their results. Issuers present Adjusted EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet their obligations. Adjusted EBITDA represents net income before interest, income taxes, and depreciation and also eliminates the impact of a number of items that are not considered indicative of ongoing operating performance.

The following table provides a reconciliation of net income (loss) and comprehensive income (loss) to Adjusted EBITDA per the financial statements for the three and nine months ended May 31, 2025.

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	May 31, 2025	May 31, 2024	May 31, 2025	May 31, 2024
Net income (loss) and comprehensive income (loss) per financial statements	1,105	(1,656)	1,301	226
Add:
Depreciation	823	534	2,309	1,446
Interest, net and other expense	290	311	1,931	1,229
Non-recurring severance and legal expenses	1	-	431	-
Income tax expense	1,110	1,714	2,945	3,786
Change in fair value of derivative financial instruments	197	2,724	(1,461)	925
Share-based payment expense	453	280	1,882	1,493
Adjusted EBITDA	3,979	3,907	9,338	9,105

Average realized price per ounce gold sold

Average realized price per ounce of gold sold is a non-IFRS measure and does not constitute a measure recognized by IFRS and does not have a standardized meaning defined by IFRS. Average realized price per ounce of gold sold is calculated by dividing revenue by ounces of gold sold. It may not be comparable to information in other gold producers’ reports and filings.

	Three Months Ended	Three Months Ended	Nine Months Ended	Nine Months Ended
	May 31, 2025	May 31, 2024	May 31, 2025	May 31, 2024
Revenue per financial statements	$12,474	$10,148	$34,109	$27,536
Interest recognized from Auramet prepaid gold purchase agreement	(34)	$-	(64)	$-
Revenue recognized from OCIM prepaid gold purchase agreement	-	(674)	(2,319)	(2,090)
Revenue from gold sales	12,440	9,474	31,726	25,446
Ounces of gold sold	3,995	4,515	12,236	13,361
Ounces of gold sold from OCIM prepaid gold purchase agreement	-	(342)	(1,023)	(1,122)
Ounces from gold sales (net of OCIM prepaid gold purchase agreement)	3,995	4,173	11,213	12,239
Average realized price (gross)	$3,122	$2,248	$2,788	$2,061
Average realized price (net)	$3,114	$2,270	$2,829	$2,079

The Company has included “average realized price per ounce of gold sold” and “Adjusted EBITDA” as non-IFRS performance measures throughout this news release as TRX Gold believes that these generally accepted industry performance measures provide a useful indication of the Company’s operational performance. The Company believes that certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Forward-Looking and Cautionary Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect TRX Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to continued operating cash flow, expansion of its process plant, estimation of mineral resources, ability to develop value creating activities, recoveries, subsequent project testing, success, scope and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TRX Gold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TRX Gold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors. These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business. These risks are set forth in reports that TRX Gold files with the SEC and the various Canadian securities authorities. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml and the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at www.sedarplus.ca.

The disclosure contained in this press release of a scientific or technical nature relating to the Company’s Buckreef Project has been summarized or extracted from the technical report prepared in accordance with NI 43-101 – Standards of Disclosure for Mineral Projects on the Buckreef Gold Project (“Buckreef Gold”) titled Preliminary Economic Assessment and Updated Mineral Resource Estimate of the Buckreef Gold Mine Project, Tanzania (“PEA”) with an effective date of April 15, 2025. The PEA was prepared in accordance with NI 43-101 guidelines by P&E Mining Consultants Inc. (“P&E”). Input to this PEA was also provided by D.E.N.M. Engineering Ltd. (“D.E.N.M.”). The information contained herein is subject to all of the assumptions, qualifications and procedures set out in, and is qualified in its entirety by reference to the full text of, the PEA and reference should be made to the full details of the PEA which has been filed with the applicable regulatory authorities and is available on the Company’s profile at www.sedarplus.ca.

The information contained in this press release is as of the date of the press release and TRX Gold assumes no duty to update such information.

1 Refer to “Non-IFRS Performance Measures” section.

Photos accompanying this announcement are available at

https://www.globenewswire.com/NewsRoom/AttachmentNg/f04c9a67-9b82-44ef-b165-a893daebd6d3

https://www.globenewswire.com/NewsRoom/AttachmentNg/9a98eb42-c331-4ff4-ae79-9952dfba2afe

https://www.globenewswire.com/NewsRoom/AttachmentNg/4ab1255f-f27d-4093-829a-cb124c0a760f

https://www.globenewswire.com/NewsRoom/AttachmentNg/3d6110c2-e812-4421-a7e0-07bb9621f270

https://www.globenewswire.com/NewsRoom/AttachmentNg/47fdfcfd-bfbe-47fd-9768-5bb5d889d6c7